UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1

02364W204 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Torre del Bosque

Boulevard Manuel Avila Camacho No. 24, piso 7

México 11000, Distrito Federal

(525) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 25 Pages)

_________________________

1     CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

2     CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 2 of 25

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 829,996,941 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 829,996,941 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,672,677,246 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 21.87% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 833,094,052 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 833,094,052 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,664,957,904 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 21.84% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 834,410,297 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 834,410,297 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,665,774,152 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 21.84% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 960,552,617 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 960,552,617 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,792,416,469 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 22.33% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 6 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,641,053 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 284,641,053 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,560,604,908 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 21.43% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 352,047,808 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 352,047,808 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,616,611,663 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 21.65% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 8 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,362,462 L Shares (See Item 5)
	8	SHARED VOTING POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 287,362,462 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 5,275,961,670 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 5,561,626,317 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 21.44% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 9 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,182 A Shares and 147,145,528 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,182 A Shares and 147,145,528 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 A Shares and 147,145,528 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 0.57% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 10 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 717,981,674 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 717,981,674 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,981,674 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.77% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 11 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 748,682,562 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 748,682,562 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,682,562 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 12 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000,000 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,000,000 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 13 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,840,026 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 64,840,026 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,840,026 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 14 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim” )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,458,585 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 225,458,585 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,458,585 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 15 of 25 Pages

Item 1.	Security and Issuer.

This Amendment No. 19 (the “Nineteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Nineteenth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

In the period subsequent to the filing of Amendment No. 18 to the Schedule 13D filed with the Commission on October 27, 2008 (the “Eighteenth Amendment”), the Reporting Persons made the following purchases:

(a)          GFI purchased 38,700,200 L Shares for an aggregate price of $53,839,570. The funds used to purchase such L Shares were obtained from the working capital of GFI.

(b)          Carlos Slim Helú purchased 27,299,500 L Shares for an aggregate price of $37,907,269. The funds used to purchase such L Shares were obtained from personal funds.

(c)          Fundación Carlos Slim purchased 3,750,000 L Shares for an aggregate price of $5,216,094. The funds used to purchase such L Shares were obtained from the working capital of Fundación Carlos Slim.

(d)          Fundación Telmex purchased 3,750,000 L Shares for an aggregate price of $5,230,880. The funds used to purchase such L Shares were obtained from the working capital of Fundación Telmex.

(e)          The Telnor Trust purchased 7,000,000 L Shares for an aggregate price of $9,221,145. The funds used to purchase such L Shares were obtained from the working capital of the Telnor Trust.

(f)           Vanessa Paola Slim Domit purchased 850,000 L Shares for an aggregate price of $1,121,625. The funds used to purchase such L Shares were obtained from personal funds.

Other than the foregoing, no A Shares or L Shares were acquired by the Reporting Persons since the Eighteenth Amendment.

Item 5.	Interest in Securities of the Issuer.

(a)         The Reporting Persons have the following interests in A Shares and L Shares:

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 16 of 25 Pages

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	7,182	0.0%	5,672,677,246	21.87%
Carlos Slim Domit(4)	7,182	0.0%	5,664,957,904	21.84%
Marco Antonio Slim Domit(5)	7,182	0.0%	5,665,774,152	21.84%
Patrick Slim Domit(6)	7,182	0.0%	5,792,416,469	22.33%
María Soumaya Slim Domit(7)	7,182	0.0%	5,560,604,908	21.43%
Vanessa Paola Slim Domit(8)	7,182	0.0%	5,616,611,663	21.65%
Johanna Monique Slim Domit(9)	7,182	0.0%	5,561,626,317	21.44%
GFI(10)	7,182	0.0%	147,145,528	0.57%
Inmobiliaria Carso(11)	-	0.0%	717,981,674	2.77%
Telmex Trust(12)		0.0%	748,682,562	2.89%
Telnor Trust(12)	-	0.0%	22,000,000	0.08%
Fundación Telmex(12)	-	0.0%	64,840,026	0.25%
Fundación Carlos Slim(12)	-	0.0%	225,458,585	0.87%

(1)

Based upon 478,407,602 A Shares outstanding as of March 3, 2009, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). Includes A Shares held in the form of A Share ADSs.

(2)

Based upon 20,836,417,217 L Shares outstanding as of March 3, 2009, as reported by the Mexican Stock Exchange. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 5,106,888,100 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D.

(3)

Includes 829,996,941 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 433,288,547 AA Shares) owned directly by Carlos Slim Helú and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(4)

Includes 833,094,052 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,105,000 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(5)

Includes 834,410,297 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,604,997 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(6)

Includes 960,552,617 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,105,000 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(7)

Includes 284,641,053 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 4,997 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(8)

Includes 352,047,808 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 11,404,997 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.

(9)

Includes 287,362,462 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,704,997 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.

(10)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 17 of 25 Pages

(11)	Includes shares owned by subsidiaries of Inmobiliaria Carso.

(12)	Shares disclaimed by the Slim Family and CGT.

(b)         Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, GFI and Inmobiliaria Carso, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carlos Slim). Because a board, the majority of whose members are members of the Slim Family, makes investment decisions for each of Fundación Telmex and Fundación Carlos Slim, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by Fundación Telmex and Fundación Carlos Slim. In addition, each of GFI and Inmobiliaria Carso control the investment decisions of trusts established for the benefit of their employees and entities controlled by them. As such, the Slim Family may be deemed to have the right to direct the voting or disposition of any A Shares or L Shares owned by such trusts. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)          All transactions in A Shares and L Shares effected by the Reporting Persons during the period beginning December 26, 2008 and ending on February 24, 2009 are listed in Schedule I hereto.

(d)          All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares may be deemed to be shared by each member of the Slim Family. Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of GFI, CGT and Inmobiliaria Carso, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Because a board, the majority of whose members are members of the Slim Family, makes investment decisions for Fundación Telmex and Fundación Carlos Slim, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by Fundación Telmex and Fundación Carlos Slim. In addition, GFI controls the investment decisions of trusts established for the benefit of employees and entities controlled directly and indirectly by the Slim Family. As such, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such trusts. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 18 of 25 Pages

Other than as disclosed in Item 4 of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

24.1	Power of Attorney for CGT
24.2	Power of Attorney for Telmex Trust
24.3	Power of Attorney for Telnor Trust
24.4	Power of Attorney for Fundacion Telmex
24.5	Power of Attorney for Fundacion Carlos Slim

The Powers of Attorney for (i) the members of the Slim Family and Inmobiliaria, filed as exhibits to the Form 4 filed by the Reporting Persons with the Commission on January 2, 2009 in respect of their ownership of equity shares in Bronco Drilling Company, Inc. and (ii) GFI, filed as an exhibit to the Schedule 13G filed by the Reporting Person with the Commission on January 22, 2009 in respect of its ownership in equity shares of the New York Times Company and the Joint Filing Agreement among the Reporting Persons filed as an exhibit to the Fifteenth Amendment to the Schedule 13D in respect of their ownership in the Issuer filed on March 1, 2007 are all hereby incorporated herein by reference.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 19 of 25 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____________________________
Carlos Slim Helú
____________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
____________________________	Eduardo Valdés Acra
Marco Antonio Slim Domit	Attorney-in-Fact
____________________________	March 13, 2009
Patrick Slim Domit
____________________________
María Soumaya Slim Domit
____________________________
Vanessa Paola Slim Domit
____________________________
Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CARSO GLOBAL TELECOM, S.A.B. DE C.V.
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 20 of 25 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.
____________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 21 of 25 Pages

SCHEDULE I

For the period beginning December 26, 2008 and ending on February 24, 2009 the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the consideration paid (in US$ based upon the Fixed Rate published by the Banco de México on the day preceding the trade date) per L Share on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of L Shares	Price Per Share (US Dollars)

GFI	Sale	01/02/09	9,600	1.58
GFI	Sale	01/02/09	23,600	1.58
GFI	Sale	01/02/09	15,200	1.58
GFI	Sale	01/02/09	11,200	1.58
GFI	Sale	01/02/09	40,400	1.58
GFI	Sale	01/02/09	7,200	1.58
GFI	Sale	01/02/09	10,600	1.58
GFI	Sale	01/02/09	32,200	1.58
GFI	Sale	01/02/09	4,500	1.58
GFI	Sale	01/02/09	45,500	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	2,800	1.58
GFI	Sale	01/02/09	13,800	1.58
GFI	Sale	01/02/09	33,400	1.58
GFI	Sale	01/02/09	20,200	1.58
GFI	Sale	01/02/09	7,100	1.58
GFI	Sale	01/02/09	2,000	1.58
GFI	Sale	01/02/09	2,000	1.58
GFI	Sale	01/02/09	14,000	1.58
GFI	Sale	01/02/09	4,700	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	18,900	1.58
GFI	Sale	01/02/09	1,300	1.58
GFI	Sale	01/02/09	29,800	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	7,100	1.58
GFI	Sale	01/02/09	42,900	1.58
GFI	Sale	01/02/09	46,400	1.58
GFI	Sale	01/02/09	200	1.58
GFI	Sale	01/02/09	3,400	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	50,000	1.59
GFI	Sale	01/02/09	50,000	1.59
GFI	Sale	01/02/09	39,100	1.59

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 22 of 25 Pages

GFI	Sale	01/02/09	5,000	1.59
GFI	Sale	01/02/09	5,900	1.59
GFI	Sale	01/02/09	50,000	1.59
GFI	Sale	01/02/09	50,000	1.59
GFI	Sale	01/02/09	12,000	1.59
GFI	Sale	01/02/09	12,000	1.59
GFI	Sale	01/02/09	7,000	1.59
GFI	Sale	01/02/09	19,000	1.59
GFI	Sale	01/02/09	40,000	1.60
GFI	Sale	01/02/09	10,000	1.60
GFI	Sale	01/02/09	12,800	1.60
GFI	Sale	01/02/09	900	1.60
GFI	Sale	01/02/09	8,000	1.60
GFI	Sale	01/02/09	100	1.60
GFI	Sale	01/02/09	28,200	1.60
GFI	Sale	01/02/09	21,800	1.60
GFI	Sale	01/02/09	22,500	1.60
GFI	Sale	01/02/09	5,700	1.60
GFI	Sale	01/02/09	3,400	1.60
GFI	Sale	01/02/09	46,600	1.60
GFI	Sale	01/02/09	32,000	1.60
GFI	Sale	01/02/09	18,000	1.60
GFI	Sale	01/02/09	1,000	1.60
GFI	Sale	01/02/09	49,000	1.60
GFI	Sale	01/02/09	100,000	1.57
GFI	Sale	01/02/09	8,000	1.57
GFI	Sale	01/02/09	4,000	1.57
GFI	Sale	01/02/09	88,000	1.57
GFI	Sale	01/02/09	100,000	1.57
GFI	Sale	01/02/09	50,000	1.57
GFI	Sale	01/02/09	6,700	1.57
GFI	Sale	01/02/09	43,300	1.57
GFI	Sale	01/02/09	6,700	1.57
GFI	Sale	01/02/09	17,500	1.57
GFI	Sale	01/02/09	4,000	1.57
GFI	Sale	01/02/09	7,100	1.57
GFI	Sale	01/02/09	1,000	1.57
GFI	Sale	01/02/09	13,700	1.57
GFI	Sale	01/02/09	50,000	1.57
GFI	Sale	01/02/09	50,000	1.57
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	5,000	1.58

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 23 of 25 Pages

GFI	Sale	01/02/09	45,000	1.58
GFI	Sale	01/02/09	20,000	1.58
GFI	Sale	01/02/09	7,100	1.58
GFI	Sale	01/02/09	1,300	1.58
GFI	Sale	01/02/09	1,000	1.58
GFI	Sale	01/02/09	20,600	1.58
GFI	Sale	01/02/09	27,900	1.58
GFI	Sale	01/02/09	10,000	1.58
GFI	Sale	01/02/09	12,100	1.58
GFI	Sale	01/02/09	50,000	1.58
GFI	Sale	01/02/09	27,600	1.58
GFI	Sale	01/02/09	22,400	1.58
GFI	Sale	01/02/09	11,200	1.58
GFI	Sale	01/02/09	7,100	1.58
GFI	Sale	01/02/09	15,200	1.58
GFI	Sale	01/02/09	5,700	1.58
GFI	Sale	01/02/09	10,800	1.58
GFI	Sale	01/02/09	16,000	1.60
GFI	Sale	01/02/09	34,000	1.60
GFI	Sale	01/02/09	27,600	1.60
GFI	Sale	01/02/09	6,800	1.60
GFI	Sale	01/02/09	15,600	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	8,900	1.60
GFI	Sale	01/02/09	2,000	1.60
GFI	Sale	01/02/09	48,000	1.60
GFI	Sale	01/02/09	2,800	1.60
GFI	Sale	01/02/09	7,300	1.60
GFI	Sale	01/02/09	31,000	1.60
GFI	Sale	01/02/09	20,400	1.60
GFI	Sale	01/02/09	2,500	1.60
GFI	Sale	01/02/09	25,100	1.60
GFI	Sale	01/02/09	2,000	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	23,000	1.60
GFI	Sale	01/02/09	14,000	1.60
GFI	Sale	01/02/09	13,000	1.60
GFI	Sale	01/02/09	33,900	1.60
GFI	Sale	01/02/09	1,100	1.60
GFI	Sale	01/02/09	1,000	1.60
GFI	Sale	01/02/09	1,300	1.60
GFI	Sale	01/02/09	1,200	1.60

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 24 of 25 Pages

GFI	Sale	01/02/09	7,100	1.60
GFI	Sale	01/02/09	1,300	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	9,200	1.60
GFI	Sale	01/02/09	200	1.60
GFI	Sale	01/02/09	15,000	1.60
GFI	Sale	01/02/09	25,000	1.60
GFI	Sale	01/02/09	400	1.60
GFI	Sale	01/02/09	200	1.60
GFI	Sale	01/02/09	1,500	1.60
GFI	Sale	01/02/09	1,600	1.60
GFI	Sale	01/02/09	14,000	1.60
GFI	Sale	01/02/09	36,000	1.60
GFI	Sale	01/02/09	80,000	1.60
GFI	Sale	01/02/09	2,000	1.60
GFI	Sale	01/02/09	5,800	1.60
GFI	Sale	01/02/09	12,200	1.60
GFI	Sale	01/02/09	85,000	1.60
GFI	Sale	01/02/09	900	1.60
GFI	Sale	01/02/09	14,100	1.60
GFI	Sale	01/02/09	100	1.60
GFI	Sale	01/02/09	25,000	1.60
GFI	Sale	01/02/09	24,900	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	1,000	1.60
GFI	Sale	01/02/09	15,900	1.60
GFI	Sale	01/02/09	8,000	1.60
GFI	Sale	01/02/09	8,000	1.60
GFI	Sale	01/02/09	4,000	1.60
GFI	Sale	01/02/09	8,000	1.60
GFI	Sale	01/02/09	4,000	1.60
GFI	Sale	01/02/09	1,100	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	100,000	1.60
GFI	Sale	01/02/09	5,000	1.60
GFI	Sale	01/02/09	45,000	1.60
GFI	Sale	01/02/09	7,900	1.60
GFI	Sale	01/02/09	27,600	1.60
GFI	Sale	01/02/09	22,400	1.60
GFI	Sale	01/02/09	7,100	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	27,600	1.60
GFI	Sale	01/02/09	7,400	1.60
GFI	Sale	01/02/09	7,700	1.60

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 25 of 25 Pages

GFI	Sale	01/02/09	18,300	1.60
GFI	Sale	01/02/09	24,000	1.60
GFI	Sale	01/02/09	50,000	1.60
GFI	Sale	01/02/09	21,100	1.60
GFI	Sale	01/02/09	28,900	1.60
GFI	Sale	01/02/09	100,000	1.60
GFI	Sale	01/02/09	28,400	1.60
GFI	Sale	01/02/09	3,500	1.60
GFI	Sale	01/02/09	18,100	1.59
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	900	1.71
GFI	Sale	01/06/09	1,000	1.71
GFI	Sale	01/06/09	96,500	1.71
GFI	Sale	01/06/09	1,600	1.71
GFI	Sale	01/06/09	88,900	1.71
GFI	Sale	01/06/09	1,000	1.71
GFI	Sale	01/06/09	1,000	1.71
GFI	Sale	01/06/09	900	1.71
GFI	Sale	01/06/09	8,200	1.71
GFI	Sale	01/06/09	86,700	1.71
GFI	Sale	01/06/09	4,400	1.71
GFI	Sale	01/06/09	8,900	1.71
GFI	Sale	01/06/09	12,100	1.72
GFI	Sale	01/06/09	87,000	1.72
GFI	Sale	01/06/09	500	1.72
GFI	Sale	01/06/09	400	1.71
GFI	Sale	01/06/09	1,000	1.71
GFI	Sale	01/06/09	99,000	1.71
GFI	Sale	01/06/09	50,000	1.71
GFI	Sale	01/06/09	50,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71
GFI	Sale	01/06/09	100,000	1.71